EXHIBIT 99.1

Patent Granted to O2Micro for System and Method for Driving Light Source

GEORGE TOWN, Grand Cayman, Feb. 25, 2021 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ Global Select Market: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced the patent grant of a key system and method for driving a light source.

O2Micro was issued 37 claims under U.S. Patent No. 10,893,591 on Jan. 12, 2021. for the invention of a system for driving a light source including a power converter and control circuitry. The control circuitry generates a control signal based on the voltage feedback signal indicative of a combination of the output voltage, current and the light source and controls the power converter. UK claims are patent pending.

Dr. Yung Lin, Executive Vice President, O2Micro, commented, "This invention provides a cost-effective solution to the system power management where both regulated DC output and LED driver are present.”

About O2Micro:

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial and Automotive markets. Products include Backlighting and Battery Management.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Contact Information:
Daniel Meyberg
O2Micro Investor Relations
ir@o2micro.com

Joe Hassett
Gregory Communications
joeh@gregoryfca.com